Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(Pound sterling amounts in thousands)

	2009	2010		2011	2012		Nine Months Ended March 31, 2013
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investee	£6,104	£(44,273)		£12,004	£(4,664)		£19,150
Add: Fixed charges	119,048	106,075		44,444	47,437		33,258
Add: Amortization of capitalized interest	—	—		—	—		—
Add: Distributed income of equity investee	—	—		—	—		—
Add: Non-controlling interest in pre-tax loss (income) of subsidiaries that have not incurred fixed charges	—	—		—	—		—
Subtract: Capitalized interest	—	—		—	—		—
Total adjusted earnings	£125,152	£61,802		£56,448	£42,773		£52,408

Fixed charges:
Interest expensed and capitalized	£117,335	£103,325		£44,821	£45,845		£31,011
Amortization of premiums, discounts and capitalized expenses relating to indebtedness	1,408	2,268		(819)	863		1,562
Estimated interest portion of rental expense	305	482		442	729		685
Total fixed charges	£119,048	£106,075		£44,444	£47,437		£33,258

Ratio of earnings to fixed charges:	1.05	—	(1)	1.27	—	(1)	1.58
Dollar amount of the coverage deficiency	—	$67,144		—	$7,073		—

(1)         The ratio coverage was less than 1:1.